Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Earnings:
Earnings before income taxes	$5,263	$7,849	$6,984	$5,080	$3,858
Add back:
Fixed charges	718	629	533	294	168

Total earnings available for fixed charges	$5,981	$8,478	$7,517	$5,374	$4,026

Fixed Charges:
Interest, capitalized and expensed	$639	$562	$470	$248	$132
Interest component of rental payments	79	67	63	46	36

Total fixed charges	$718	$629	$533	$294	$168

Ratio of earnings to fixed charges	8.3	13.5	14.1	18.3	24.0

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense including amounts capitalized plus the interest factor in rental expense.